UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of June, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated June 17, 2009	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2009	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200  Fax: (306) 956-6201
Cameco Resumes UF6 Production at Port Hope Conversion Facility
Saskatoon, Saskatchewan, Canada, June 17, 2009   .   .   .   .   .   .   .   .   .   .   .   .   .   .
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today that it has resumed production of uranium hexafluoride (UF6) at its Port Hope, Ontario conversion facility.
Production of UF6 at the facility has been suspended since December 2008 as the company could not obtain a supply of hydrofluoric acid (HF) on acceptable terms. In May 2009, Cameco announced that it had signed a contract with its historic supplier of HF under terms that are mutually beneficial to both parties. HF is a primary feed material for the production of UF6.
Cameco continues to make progress in negotiations with other suppliers to broaden and diversify its supply base.
Restart of UF6 production in Port Hope does not alter Cameco’s 2009 fuel services production forecast of 8 to 12 million kilograms uranium.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Gord Struthers	(306) 956-6593

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